



FMI Funds

100 East Wisconsin Avenue, Suite 2200
Milwaukee, Wisconsin 53202
800.811.5311
www.fmifunds.com

Quarterly Review – September 30, 2006

FMI Provident Trust Strategy Fund

Investment Objective
Seeks a combination of long-term growth of capital and income to achieve a high total return.

Manager - On September 9, 2002, the shareholders of the FMI Provident Trust Strategy Fund (the "Fund") approved a new sub-advisory agreement with Provident Trust Company in Pewaukee, Wisconsin. Provident was founded in 1999 and is controlled by the principals of the firm.

Investment Professionals - J. Scott Harkness, CFA, President, is responsible for day-to-day management of the Fund.

Strategy - Provident Trust Company is a concentrated core growth equity manager seeking to exceed the S&P 500[1] domestic stock market index return over full investment cycles. (A typical investment cycle lasts 5-7 years and includes both a 30% advance and a 20% decline.)
FMI Provident Trust Strategy Fund can flexibly allocate assets between stocks, bonds and money market to moderate volatility and selects common stocks of all market capitalizations based on relative forward return potential. Stock selection criteria include improving revenue and earnings growth, increasing margins, significant management stock ownership, and upward valuation potential. The Fund is a non-diversified investment company; please see the prospectus for further details.

Fund Information

Inception Date	12/30/1986
Net Assets	$35.5 million
Net Asset Value	$7.46
Expense Ratio	1.00%
Ticker	FMIRX

Top Ten Holdings

Charles Schwab Corp.	6.6%
Rockwell Automation Inc.	6.5%
Express Scripts, Inc.	6.5%
Fastenal Co.	6.2%
Franklin Resources, Inc.	5.7%
Biomet, Inc.	5.4%
T. Rowe Price Group Inc.	5.4%
J.C. Penney Company, Inc.	5.0%
Robert Half International Inc.	4.9%
Jacobs Engineering Group Inc.	4.8%

Portfolio Characteristics

Weighted average market cap	$17.2 billion
Median market cap	$10.6 billion
P/E ratio (forward 4 quarters)	17.4x
Estimated L-T earnings growth rate	17.0%
Return on equity (ROE)	25.6%
Number of holdings	18

Top Ten Sectors

Cash & Cash Equivalents 15.9%
Finance 17.6%
Retail Trade 17.6%
Health Technology 9.5%
Commercial Services 8.7%
Industrial Services 7.1%
Electronic Technology 6.5%
Health Services 6.5%
Producer Manufacturing 3.8%
Technology Services 3.6%
Transportation 3.2%

Performance	Q3 2006	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	**1.08%**	**7.77%**	**15.20%**	**7.37%**	**8.95%**	**10.89%**
S&P 500[1]	5.67%	10.79%	12.30%	6.97%	8.58%	11.59%

Note: Returns for periods longer than one year are annualized. Inception of the Fund was 12/30/86. Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Like all major trends, the compression of the stock market's relative valuation to bonds is lasting longer and going further than we anticipated. We are confident the current 16x relative valuation of stocks vs. 22x for bonds is near the extreme. The good news is the inevitable shift to equilibrium (long-term, the valuations of the stock and bond markets are about the same) will result in a terrific stock market. Our calendar 2007 S&P 500 target is 1400-1600, based on earnings of $85 multiplied by a 16-18x valuation.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

[1] The Standard & Poor's 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange. The Standard & Poor's Ratings Group designates the stocks to be included in the Index on a statistical basis. A particular stock's weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding). Stocks may be added or deleted from the Index from time to time.